Prospectus Supplement No. 15	Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated March 18, 2016)	Registration No. 333-209079
Registration No. 333-210270

HEAT BIOLOGICS, INC.

9,100,000 Shares of Common Stock

Warrants to Purchase Up to 6,825,000 Shares of Common Stock

This prospectus supplement amends and supplements our prospectus, dated March 18, 2016 (the “Prospectus”), relating to the offering of 9,100,000 shares of common stock of Heat Biologics, Inc. and warrants to purchase 6,825,000 shares of our common stock that were issued in our public offering that closed on March 23, 2016. Each warrant has an exercise price of $1.00 per share, is immediately exercisable and expires on the fifth anniversary of the original issuance date.

Our common stock is listed on the NASDAQ Capital Market under the symbol “HTBX.” On December 5, 2016, the last reported sale price of our common stock on the NASDAQ Capital Market was $1.11 per share.  There is no established trading market for the warrants and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the warrants on any national securities exchange or other trading market. Without an active trading market, the liquidity of the warrants will be limited.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and, as such, have elected to comply with certain reduced public company reporting requirements.  See “Prospectus Summary—Implications of Being an Emerging Growth Company” in the Prospectus.

This prospectus supplement is being filed to include the information set forth in our Current Report on Form 8-K filed on December 6, 2016, which is set forth below.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 4 of the Prospectus for more information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 15 is December 6, 2016.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): December 6, 2016

Heat Biologics, Inc.

(Exact name of registrant as specified in charter)

Delaware

(State or other jurisdiction of incorporation)

001-35994	26-2844103
(Commission File Number)	(IRS Employer Identification No.)

801 Capitola Drive

Durham, NC  27713

(Address of principal executive offices and zip code)

(919) 240-7133

(Registrant’s telephone number including area code)

N/A

(Former Name and Former Address)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On December 6, 2016, Heat Biologics, Inc. (the “Company”) issued a press release announcing topline response and survival results in its ongoing Phase 1b study evaluating HS-110 in combination with Bristol-Myers Squibb’s anti-PD-1 checkpoint inhibitor, nivolumab (Opdivo®) for the treatment of non-small cell lung cancer.  The Company reported that 1-year results from the first eight trial patients showed that the HS-110/nivolumab combination was well-tolerated with a safety profile consistent with single agent nivolumab. There were no additional toxicities seen in HS-110/nivolumab combination compared to existing data on single agent nivolumab alone.  HS-110 generated a robust antigen-specific immune response in several patients consistent with the mechanism of action seen in other HS-110 trials.  Additionally, the patients who responded best to the combination therapy (“immune responders”) had longer overall survival and better objective response rate (“ORR”) than the non-immune responders, even though they had the same baseline immune function. Immune responders in the study saw a 50% ORR while non-immune responders saw a 0% ORR. Moreover, the immune responders had a better median overall survival (“OS”) than non-immune responders.  The 1-year OS is currently 50% for the responders and 25% for the non-responders. Finally, immune responders also saw a better median OS at 12.7 months, than non-immune responders, who saw a median OS of 7.1 months.  Researchers concluded that immune response may correlate with clinical efficacy and that HS-110 may have synergistic activity with immune checkpoint inhibitors.

A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

The following exhibit is filed with this Current Report on Form 8-K:

Exhibit

Number

Description

99.1

Press Release of Heat Biologics, Inc. dated December 6, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 6, 2016	HEAT BIOLOGICS, INC.

	By:	/s/ Jeffrey Wolf
	Name:	Jeffrey Wolf
	Title:	Chairman, President and Chief Executive Officer

EXHIBIT 99.1

Heat Biologics Presents Topline HS-110/Nivolumab Combination Lung Cancer Results

Reports Positive Data on Primary Endpoint with Positive Safety Data

Overall Survival Compares Favorably with Single-Agent Nivolumab

Management to host a call on Thursday, December 8th, at 8:30 a.m. ET

DURHAM, NC – December 6, 2016 – Heat Biologics, Inc. (Nasdaq: HTBX), a leader in the development of gp96-based immunotherapies designed to activate a patient’s immune system to fight cancer, reported topline response and survival results in the ongoing Phase 1b study evaluating HS-110, in combination with Bristol-Myers Squibb’s anti-PD-1 checkpoint inhibitor, nivolumab (Opdivo®), for the treatment of non-small cell lung cancer (NSCLC), at the International Association for the Study of Lung Cancer Annual Meeting in Vienna, Austria.

In an oral presentation, principal investigator, Daniel Morgensztern, MD, Associate Professor of Medicine and Director of Thoracic Oncology, Washington University School of Medicine, reported that one-year results from the first eight trial patients showed that the HS-110/nivolumab combination was well-tolerated, with a safety profile consistent with single agent nivolumab. There were no additional toxicities seen in HS-110/nivolumab combination compared to existing data on single agent nivolumab alone. HS-110 generated a robust antigen-specific immune response in several patients, consistent with the mechanism of action seen in other HS-110 trials.  Additionally, the patients who responded best to the combination therapy (immune responders) had longer overall survival and better objective response rate (ORR) than the non-immune responders, even though they had the same baseline immune function.

Immune responders in the study saw a 50% ORR, while non-immune responders saw a 0% ORR. This is important, as checkpoint inhibitors have been shown, independently, to be much more effective in tumors with pre-existing, high tumor-infiltrating lymphocytes (TIL). As such, there now exists an acute need to address the large proportion of non-responders with low-TIL tumors.

Moreover, the immune responders had a better median overall survival (OS) than non-immune responders. The one-year OS is currently 50% for the responders, and 25% for the non-responders. Finally, immune responders also saw a better median OS at 12.7 months, than non-immune responders, who saw a median OS of 7.1 months.  Researchers concluded that immune response may correlate with clinical efficacy and that HS-110 may have synergistic activity with immune checkpoint inhibitors.

“We are encouraged by the data generated in the trial,” said Dr. Morgensztern. “We were impressed by the ability of HS-110 to activate a CD8+ T cell immune response. The HS-110/nivolumab combination is worth continued exploration in the treatment of lung cancer, as the HS-110 mechanism of action is potentially synergistic with anti-PD-1 checkpoint inhibitors.”

“We’ve continued to see ELISPOT analysis correlate with clinical efficacy with HS-110 in NSCLC, an encouraging trend also observed in other trials with HS-110,” said Taylor Schreiber, MD, PhD, Heat’s Chief Scientific Officer. “We are seeing trends between TIL status and TIL increases after treatment among these patients, which may speak to the ability of HS-110 to convert “cold” tumors to “hot” tumors to increase the effectiveness of PD-1 checkpoint therapy in lung cancer.”

“These new data are further confirmation of the ability of our ImPACT platform, which has been administered to over 200 patients in 4 clinical studies, to generate a robust antigen-specific immune response, an important component of immunotherapy,” said Jeff Wolf, Heat’s CEO.  “The future of immuno-oncology lies in combining synergistic modalities to create more effective treatments. At Heat, we are actively pursuing opportunities to combine our ImPACT and ComPACT platforms with checkpoint inhibitors, and other promising immunotherapies to improve patient outcomes.”

Heat plans to hold an investor call on December 8th at 8:30 a.m. ET to discuss its overall clinical strategy moving forward. The call will be available on the company’s website at www.heatbio.com, or by calling 866-320-0174 for U.S. callers, or +1 785-424-1631 for international callers.  A webcast will also be archived on the company’s website and a telephone replay of the call will be available approximately one hour following the call, through midnight December 15, 2016, and can be accessed by calling: 877-481-4010 (U.S. callers) or +1 919-882-2331 (international callers) and entering conference ID: 10169.

The oral presentation will be uploaded to Heat’s website at http://www.heatbio.com/our-science/publications in line with the conference’s embargo policy.

About Heat Biologics, Inc.

Heat Biologics, Inc. (Nasdaq: HTBX) is an immuno-oncology company developing novel therapies that are designed to activate a patient’s immune system against cancer utilizing an engineered form of gp96, a protein that activates the immune system when cells die. Heat’s highly specific T cell-stimulating therapeutic vaccine platform technologies, ImPACT and ComPACT, form the basis of its product candidates. These platforms, in combination with other therapies, such as checkpoint inhibitors, are designed to address three distinct but synergistic mechanisms of action: robust activation of CD8+ “killer” T cells (one of the human immune system’s most potent weapons against cancer); reversal of tumor-induced immune suppression; and T cell co-stimulation to further enhance patients’ immune response.  Currently, Heat is conducting a Phase 1b trial with HS-110 (viagenpumatucel-L) in combination with an anti-PD-1 checkpoint inhibitor to treat patients with non-small cell lung cancer (NSCLC).

Heat’s wholly-owned subsidiary, Zolovax, Inc., is developing therapeutic and preventative vaccines to treat infectious diseases based on Heat’s gp96 vaccine technology, with a current focus on the development of a Zika vaccine in conjunction with the University of Miami. The Zolovax patent portfolio also includes gp96 vaccines targeting West Nile virus, Dengue and yellow fever among others.

For more information, please visit www.heatbio.com.

Forward Looking Statements

This press release includes forward-looking statements on our current expectations and projections about future events. In some cases, forward-looking statements can be identified by terminology such as "may," "should," "potential," "continue," "expects," "anticipates," "intends," "plans," "believes," "estimates," and similar expressions. These statements are based upon current beliefs, expectations and assumptions and include statements regarding the conclusion  that immune response may correlate with clinical efficacy and that HS-110 may have synergistic activity with immune checkpoint inhibitors,  the belief that the HS-110/nivolumab combination is worth continued exploration with a mechanism of action synergistic with anti-PD-1 checkpoint inhibitors to improve treatment in lung cancer, the ability of HS-110 to convert “cold” tumors to “hot” tumors to increase the effectiveness of PD-1 checkpoint therapy in lung cancer and the other  potential of Heat’s ImPACT and ComPACT therapies. These statements are subject to a number of risks and uncertainties, many of which are difficult to predict, including the ability of Heat's ImPACT and ComPACT therapies to perform as designed, the ability to enroll patients and complete the clinical trials on time, the ability to achieve similar results in a larger patient population and other factors described in our annual report on Form 10-K for the year ended December 31, 2015 and our other filings with the SEC. The information in this release is provided only as of the date of this release, and we undertake no obligation to update any forward-looking statements contained in this release based on new information, future events, or otherwise, except as required by law.

Contact

Jennifer Almond

Investor and Media Relations

919-240-7133

Investorrelations@heatbio.com